The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-157386 and 333-157386-01

SUBJECT TO COMPLETION, DATED JULY 30, 2009

Pricing Supplement No. 2009-MTNDD418 DATED          , 2009
(To Prospectus Supplement Dated February 18, 2009 And Prospectus Dated February 18, 2009)
Medium-Term Notes, Series D

Citigroup Funding Inc.
Principal-Protected Notes
Based Upon the Brazilian Real
Due          , 20
$10 per Note

Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.

•	We will not make any payments on the notes prior to maturity.

•	The notes are based upon the value of the Brazilian real relative to the U.S. dollar, as measured by the BRL/USD exchange rate.

•	The notes will mature on , 20 . You will receive at maturity for each note you hold an amount in cash equal to $10 plus a currency return amount, which may be positive or zero.

•	The currency return amount will be based on the percentage change in the BRL/USD exchange rate during the term of the notes. The currency return amount will equal the product of (a) $10, (b) the percentage change in the BRL/USD exchange rate from the date on which the notes are initially priced for sale to the public (which we refer to as the pricing date) to the fifth business day before the maturity date (which we refer to as the valuation date) (which we refer to as the currency return percentage) and (c) a participation rate of approximately 100% (to be determined on the pricing date), provided that the currency return amount will not be less than zero.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks.  See “Risk Factors Relating to the Notes” beginning on page PS-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality, and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

	Per Note	Total

Public Offering Price	$10.000	$
Underwriting Discount	$0.225	$
Proceeds to Citigroup Funding Inc.	$9.775	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $0.225 for each $10.000 note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $0.200 from this underwriting fee for each note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $0.200 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about          , 2009.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Principal Protected Notes Based Upon the Brazilian Real due 20  , which we refer to as the notes, are securities offered by Citigroup Funding Inc. that combine characteristics of debt and currency investments and have a maturity of approximately 2.25 to 2.50 years (to be determined on the pricing date). The notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc. The notes are based upon the value of the Brazilian real relative to the U.S. dollar, as measured by the BRL/USD exchange rate. The notes pay an amount at maturity that will depend on the amount, if any (expressed as a percentage), by which the ending exchange rate exceeds its starting exchange rate (which we refer to as the currency return percentage). The starting exchange rate and the ending exchange rate will be calculated as described below under “Description of the Notes — Currency Return Amount.” If the ending exchange rate is less than or equal to the starting exchange rate, the payment you receive at maturity for each note you hold will equal $10, the amount of your original investment in the note. If the ending exchange rate is greater than the starting exchange rate, the payment you receive at maturity will be greater than the amount of your original investment in the notes. In such case, the return on a note will be approximately 100% (to be determined on the pricing date) of the return on an investment directly linked to the Brazilian real because of the participation rate of approximately 100% (to be determined on the pricing date).

The notes mature on          , 20   and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including the principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Inc.

Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal Protected” Mean?

“Principal protected” means that your principal investment in the notes will be returned to you if held to maturity even if there is a decline in the value of the Brazilian real, subject to the credit risk of Citigroup Inc. Thus, you will not receive less than $10 per $10 principal amount of notes if you hold the notes to maturity. However, because the notes are not principal protected prior to maturity, you may receive less than your initial investment if you sell your notes in the secondary market prior to maturity. See “Risk Factors Relating to the Notes” for further information.

Will I Receive Periodic Interest on the Notes?

No. We will not make any periodic payments of interest on the notes or any other periodic payments on the notes.

What Will I Receive at Maturity of the Notes?

The notes will mature on          , 20  . At maturity you will receive for each note you hold an amount in cash equal to the sum of $10 and a currency return amount, which may be positive or zero. The amount payable to you at maturity is dependent upon the ending exchange rate, which will equal the BRL/USD exchange rate on the valuation date. The payment you receive at maturity, however, will not be less than the amount of your original investment in the notes.

How Will the Currency Return Amount Be Calculated?

The currency return amount will be based on the currency return percentage and on the participation rate. The participation rate will equal approximately 100% (to be determined on the pricing date). The currency return amount will equal the product of (a) $10, (b) the currency return percentage and (c) the participation rate, provided that the currency return amount will not be less than zero. The currency return percentage, which is presented in this pricing supplement as a percentage, will equal the following fraction:

Ending Exchange Rate − Starting Exchange Rate
Starting Exchange Rate

The starting exchange rate will equal the BRL/USD exchange rate on the pricing date.

The ending exchange rate will equal the BRL/USD exchange rate on the valuation date.

The pricing date will be the date on which the notes are priced for initial sale to the public.

The valuation date will be the fifth business day before the maturity date.

For more specific information about the “currency return amount,” the “currency return percentage,” and the determination of a “business day,” please see “Description of the Notes — Currency Return Amount” in this pricing supplement.

Where Can I Find Examples of Hypothetical Returns at Maturity?

For a table setting forth hypothetical returns at maturity, see “Description of the Notes — Hypothetical Returns at Maturity” in this pricing supplement.

What is the BRL/USD exchange rate?

The BRL/USD exchange rate used to measure the performance of the Brazilian real is expressed as an amount of U.S. dollars that can be exchanged for one Brazilian real. Thus, an increase in the BRL/USD exchange rate means that the value of the Brazilian real has increased. For example, if the BRL/USD exchange rate has increased from 0.40 to 0.60, it means the value of one Brazilian real (as measured against the U.S. dollar) has increased from $0.40 to $0.60. Conversely, a decrease in the BRL/USD exchange rate means that the value of the Brazilian real has decreased as measured against the U.S. dollar.

The BRL/USD exchange rate will equal the Brazilian real/U.S. dollar exchange rate (BRL/USD) in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Brazilian real, calculated by the calculation agent by dividing the number 1.00 by the U.S. dollar/Brazilian real exchange rate that is reported by Reuters on Page “BRFR” (Ask quote), or any substitute page, for any relevant date. Six decimal figures shall be used for the determination of such Brazilian real/U.S. dollar exchange rate.

How Has the Brazilian Real Performed Historically?

We have provided a table showing the high and low BRL/USD exchange rates for each quarter since the first quarter of 2004 as well as a graph showing the historical daily BRL/USD exchange rates from January 2, 2004 to July 28, 2009. You can find the table and graph in the section “The Brazilian Real and the BRL/USD Exchange Rate — Historical Data on the BRL/USD Exchange Rate” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the BRL/USD exchange rate in recent years. However, past performance is not indicative of how the Brazilian real will perform in the future.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of a note will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross

income on a constant yield basis over the term of the note, which yield will be assumed to be     % per year, compounded semi-annually. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the note (although holders will receive no payments on the notes prior to maturity). The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, a note. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the note during such periods (with an offsetting ordinary loss). If the amount we actually pay at maturity is, in fact, higher than this assumed amount, then a U.S. holder will be required to include such additional amount as ordinary income. If a U.S. holder disposes of the note prior to maturity, the U.S. holder will be required to treat any gain recognized upon the disposition of the note as ordinary income (rather than capital gain). You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

Citigroup Inc. is allowed to “incorporate by reference” the information filed with or furnished to the Securities and Exchange Commission, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this pricing supplement, the accompanying prospectus supplement and prospectus. In addition to the documents incorporated by reference as described under “Prospectus Summary — Where You Can Find More Information” in the accompanying prospectus, Citigroup Inc. also incorporates by reference the Current Report on Form 8-K furnished on July 10, 2009.

What Is the Role of Citigroup Funding and Citigroup Inc.’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Brazilian real or in other instruments, such as options, swaps or futures, based upon the BRL/USD exchange rate or the Brazilian real. This hedging activity could affect the value of the Brazilian real and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our affiliates or us receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes. The notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the value of the Brazilian real and other events that are difficult to predict and beyond our control.

The Return on Your Investment May Be Zero

The amount of your return at maturity will depend on the ending exchange rate of the Brazilian real. If the ending exchange rate is equal to or less than the starting exchange rate, the payment you receive at maturity will be limited to the amount of your initial investment in the notes, even if the BRL/USD exchange rate is greater than the starting exchange rate at one or more times during the term of the notes or if the BRL/USD exchange rate at maturity exceeds the starting exchange rate.

The Use of a Single Currency Return Instead of the Return on a Basket of Currencies May Lower the Return on Your Investment

Because the return on the notes will be based exclusively on the performance of the Brazilian real relative to the U.S. dollar, as opposed to the performance of a basket of currencies, a decrease in the value of the Brazilian real will lower the return on your investment, if any, and will not be offset by the performance of any other currency.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic interest payments or any other periodic payments on the notes.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the ending exchange rate is less than          , the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Even Though Currencies Trade Around-the-Clock, Your Notes Will Not

While the inter-bank market in foreign currencies is a global, around-the-clock market, your notes will not trade around the clock. Significant price and rate movements may take place in the underlying foreign exchange markets during hours when the notes are not traded that may be reflected when trading hours for the notes commence.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe to this information, but this information will not necessarily be reflected in the value of the Brazilian real relative to the U.S. dollar used to calculate the maturity payment on your notes. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

Special U.S. Federal Income Tax Rules Will Apply to U.S. Holders

The notes will be treated by Citigroup Funding as contingent payment debt obligations of Citigroup Funding, and by accepting a note, each holder of a note agrees to this treatment of the note. Special U.S. federal income tax rules apply to contingent payment debt obligations. Under these rules, a U.S. holder will be required to accrue interest income on the note although U.S. holders will receive no payments with respect to the note before maturity and regardless of whether the U.S. depositor uses the cash or accrual method of tax accounting. In addition, upon the sale, exchange or other disposition of a note, including redemption of the note at maturity, a U.S. holder generally will be required to treat any gain recognized upon the disposition of the note as ordinary income, rather than capital gain. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of, and demand for, the notes, the value of the Brazilian real and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Brazilian Real.  We expect that the market value of the notes will depend substantially on the amount, if any, by which the value of the Brazilian real changes from the starting exchange rate. However, changes in the value of the Brazilian real may not always be reflected in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the Brazilian real exceeds its starting exchange rate, you may receive substantially less than the amount that would be payable at maturity because of expectations that the value of the Brazilian real will continue to fluctuate from that time to the valuation date. If you choose to sell your notes when the value of the Brazilian real is below its starting exchange rate, you will likely receive less than the amount you originally invested. The value of the Brazilian real relative to the U.S. dollar will be influenced by complex and interrelated political, economic, financial and other factors that can affect the currency markets on which the Brazilian real and the U.S. dollar are traded. Some of these factors are described in more detail in “— The Values of the Brazilian Real and the U.S. Dollar Are Affected by Many Complex Factors” below.

Volatility of the Brazilian Real.  Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the Brazilian real changes during the term of the notes, the market value of the notes may decrease.

Interest Rates.  We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount.  As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the Brazilian real. A “time premium” or “discount” results from expectations concerning the value of the Brazilian real during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.  Hedging activities related to the notes by one or more of our affiliates will likely involve trading in the Brazilian real or in other instruments, such as options, swaps or futures, based upon the BRL/USD exchange rate or the Brazilian real. This hedging activity could affect the value of the Brazilian real and therefore the market value of the notes. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Additionally, due to the inclusion of commissions and projected profit from hedging in the public offering price of the notes, the notes may trade at prices below their initial issue price.

Credit Ratings, Financial Condition and Results of Citigroup Funding and Citigroup Inc.  Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of the payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

Risk Factors Relating to the Brazilian Real

The Values of the Brazilian Real and the U.S. Dollar Are Affected by Many Complex Factors.  The value of any currency, including the Brazilian real and the U.S. dollar, may be affected by complex political and economic factors. The value of the Brazilian real relative to the U.S. dollar, as measured by the BRL/USD exchange rate, is at any moment a result of the supply and demand for the relevant currencies, and changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Brazil and the United States, as well as economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Brazil and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by those and other countries important to international trade and finance.

Foreign Exchange Rates Can Either Be Fixed by Sovereign Governments or Floating.  Exchange rates of many nations are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those of Brazil and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in investing in the notes is that the value of the Brazilian real and therefore the value of the notes in any secondary market could be affected by the actions of sovereign governments that could change or interfere with theretofore freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the Brazilian real or the U.S. dollar specifically, or any other currency.

The Historical Performance of the Brazilian Real Is Not an Indication of the Future Performance of the Brazilian Real.  The historical performance of the Brazilian real relative to the U.S. dollar, as measured by the BRL/USD exchange rate, which is included in this pricing supplement, should not be taken as an indication of the future performance of the BRL/USD exchange rate during the term of the notes. Changes in the value of the Brazilian real relative to the U.S. dollar will affect the value of the notes in any secondary market, but it is impossible to predict whether the BRL/USD exchange rate will rise or fall.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Brazilian real or in other instruments, such as options, swaps or futures, based upon the BRL/USD exchange rate or the Brazilian real. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates and we have in executing, maintaining and adjusting our hedge transactions, because it could affect the value of the Brazilian real and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Prospectus Supplement filed on February 18, 2009: http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009: http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm/

General

The Principal Protected Notes Based Upon the Brazilian Real due 20   (the “Notes”) are securities offered by Citigroup Funding that combine characteristics of debt and currency investments and have a maturity of approximately 2.25 to 2.50 years (to be determined on the Pricing Date). The Notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc. The Notes pay an amount at maturity that will depend on the Ending Exchange Rate of the Brazilian real. The Ending Exchange Rate will equal the BRL/USD exchange rate on the Valuation Date. If the Ending Exchange Rate is less than or equal to the Starting Exchange Rate, the payment you receive at maturity for each Note will equal $10. If the Ending Exchange Rate is greater than the Starting Exchange Rate, the payment you receive at maturity will be greater than the amount of your initial investment in the Notes. In such case, the return on a Note will be approximately 100% (to be determined on the Pricing Date) of the return on an investment directly linked to the Brazilian real because of the Participation Rate of approximately 100% (to be determined on the Pricing Date).

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $           (     Notes). The Notes will mature on          , 20  . The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of any payments due under the Notes, including the principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof. All payments on the Notes are subject to the credit risk of Citigroup Inc.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest or any other periodic payments on the Notes.

Payment at Maturity

The Notes will mature on          , 20  . At maturity you will receive for each Note you hold, a payment equal to the sum of $10 and a Currency Return Amount, which may be positive or zero. The amount payable to you at maturity is dependent upon the Ending Exchange Rate of the Brazilian real, provided, however, that the payment you receive at maturity will not be less than the amount of your original investment in the Notes.

Currency Return Amount

The Currency Return Amount will be based on the Currency Return Percentage — the amount, if any (expressed as a percentage), by which the Ending Exchange Rate exceeds the Starting Exchange Rate — and on the Participation Rate. The Currency Return Amount will equal the product of (a) $10, (b) the Currency Return Percentage and (c) the Participation Rate, provided that the Currency Return Amount will not be less than zero.

The Participation Rate will equal approximately 100% (to be determined on the Pricing Date).

The Currency Return Percentage, which is presented in this pricing supplement as a percentage, will equal the following fraction:

Ending Exchange Rate − Starting Exchange Rate
Starting Exchange Rate

The Starting Exchange Rate will equal the BRL/USD exchange rate on the Pricing Date.

The Ending Exchange Rate will equal the BRL/USD exchange rate on the Valuation Date.

The Pricing Date will be the date on which the Notes are priced for initial sale to the public.

The Valuation Date will be the fifth Business Day before the maturity date.

If quotes for the BRL/USD exchange rate on the Valuation Date or any other Business Day are not available as described in the “Description of the Brazilian Real and the BRL/USD Exchange Rate” below, the BRL/USD exchange rate will equal the EMTA BRL Industry Survey Rate as determined by the Trade Association for the Emerging Markets (“EMTA”) and published on its web site at approximately 3:45 p.m. Sao Paulo time, or as soon thereafter as practicable, on the relevant date (the “EMTA BRL Industry Survey Rate”). If the EMTA BRL Industry Survey Rate is not announced on that date, then such BRL/USD exchange rate will equal the EMTA BRL Indicative Survey Rate as determined by EMTA and published on its web site at approximately 12:00 p.m. Sao Paulo time, or as soon thereafter as practicable, on the relevant date (the “EMTA BRL Indicative Survey Rate”). If neither the EMTA BRL Industry Survey Rate nor the EMTA BRL Indicative Survey Rate is available, then such BRL/USD exchange rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in New York City are authorized or obligated by law or executive order to close.

Hypothetical Returns at Maturity

The Currency Return Amount will depend on the Ending Exchange Rate of the Brazilian real. Because the value of the Brazilian real may be subject to significant variations over the term of the Notes, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Exchange Rates of the Brazilian real on the return on the Notes at maturity. All of the hypothetical examples assume an investment in the Notes of $10, that the Starting Exchange Rate is 0.52, that the Currency Return Amount cannot be less than zero, that the term of the Notes is 2.25 years, that a Note is held to maturity, and that the Participation Rate is 100%.

As demonstrated by the examples below, if the Currency Return Percentage is 0.00% or less, you will receive an amount at maturity equal to the initial investment of $10. If the Currency Return Percentage is greater than 0.00%, you will receive an amount at maturity that is greater than the initial investment in the Notes. In such case, due to the hypothetical Participation Rate of 100%, the return on a Note will be approximately 100% of the return on an investment directly linked to the Brazilian real.

				Total Return
Ending				on the Notes for
Exchange	Currency Return	Currency Return	Maturity Payment	the Entire Term of	Per Annum Return on
Rate	Percentage	Amount on the Notes (1)	per Note(2)	the Notes	the Notes(3)

0.0000	−100.00%	$0.00	$10.00	0.00%	0.00%
0.3120	−40.00%	$0.00	$10.00	0.00%	0.00%
0.3640	−30.00%	$0.00	$10.00	0.00%	0.00%
0.4160	−20.00%	$0.00	$10.00	0.00%	0.00%
0.4680	−10.00%	$0.00	$10.00	0.00%	0.00%
0.5200	0.00%	$0.00	$10.00	0.00%	0.00%
0.5720	10.00%	$1.00	$11.00	10.00%	4.33%
0.6240	20.00%	$2.00	$12.00	20.00%	8.44%
0.6760	30.00%	$3.00	$13.00	30.00%	12.37%
0.7280	40.00%	$4.00	$14.00	40.00%	16.13%
1.0400	100.00%	$10.00	$20.00	100.00%	36.08%

(1)	Currency Return Amount = $10 x Currency Return Percentage x Participation Rate, provided that the Currency Return Amount will not be less than zero.

(2)	Maturity Payment = $10 + Currency Return Amount.

(3)	Compounded annually.

The examples are for purposes of illustration only. The actual Currency Return Amount will depend on the actual Starting Exchange Rate, the Ending Exchange Rate, the Participation Rate, and other relevant parameters.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, formerly known as The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Global Markets. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the Calculation Agent is also an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE BRAZILIAN REAL AND THE BRL/USD EXCHANGE RATE

General

The BRL/USD exchange rate used to measure the performance of the Brazilian real relative to the U.S. Dollar is expressed as the amount of U.S. dollars that can be exchanged for one Brazilian real. Thus, an increase in the BRL/USD exchange rate means that the value of the Brazilian real has appreciated against the U.S. dollar. For example, if the BRL/USD exchange rate has increased from 0.40 to 0.60, it means the value of one Brazilian real is exchangeable into $0.60, up from $0.40. Conversely, a decrease in the BRL/USD exchange rate means that the value of the Brazilian real has depreciated as measured against the U.S. dollar. The BRL/USD exchange rate is the inter-bank foreign exchange rate that measures the relative values of the U.S. dollar and the Brazilian real.

The Brazilian real is the official currency of Brazil.

The BRL/USD exchange rate will equal the Brazilian real/U.S. dollar exchange rate (BRL/USD) in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Brazilian real, calculated by the Calculation Agent by dividing the number 1.00 by the U.S. dollar/Brazilian real exchange rate that is reported by Reuters on Page “BRFR” (Ask quote), or any substitute page, for any relevant date. Six decimal figures shall be used for the determination of such Brazilian real/U.S. dollar exchange rate.

We have obtained all information in this pricing supplement relating to the Brazilian real and the BRL/USD exchange rate from public sources, without independent verification. Currently the BRL/USD exchange rate is published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating the Currency Return Amount due to holders of the Notes, the value of the Brazilian real relative to the U.S. dollar, as measured by the BRL/USD exchange rate, will be determined as described in “Description of the Brazilian Real and the BRL/USD Exchange Rate” above.

Historical Data on the BRL/USD Exchange Rate

The following table sets forth, for each of the quarterly periods indicated, the high and low BRL/USD exchange rates, as reported by Bloomberg. The historical data on the BRL/USD exchange rate is not indicative of the future performance of the Brazilian real or what the value of the Notes in any secondary market may be. Any historical upward or downward trend in any of the BRL/USD exchange rate during any period set forth below is not an indication that the value of the Brazilian real relative to the U.S. dollar is more or less likely to increase or decrease at any time over the term of the Notes.

	Brazilian Real
	BRL/USD Exchange Rate
	High	Low

2004
Quarter
First	0.3577	0.3373
Second	0.3478	0.3114
Third	0.3508	0.3248
Fourth	0.3770	0.3472
2005
Quarter
First	0.3896	0.3618
Second	0.4287	0.3761
Third	0.4513	0.4021
Fourth	0.4626	0.4202
2006
Quarter
First	0.4753	0.4280
Second	0.4868	0.4250
Third	0.4710	0.4497
Fourth	0.4693	0.4548
2007
Quarter
First	0.4905	0.4648
Second	0.5255	0.4886
Third	0.5456	0.4865
Fourth	0.5777	0.5407
2008
Quarter
First	0.5990	0.5452
Second	0.6286	0.5746
Third	0.6409	0.5094
Fourth	0.5213	0.3978
2009
Quarter
First	0.4597	0.4081
Second	0.5203	0.4400
Third (through July 29, 2009)	0.5337	0.4992

The Brazilian real BRL/USD exchange rate, as calculated from the U.S. dollar/Brazilian real exchange rate appearing on Reuters page “BRFR” (Ask quote) on July 29, 2009 was 0.5281.

The following graph shows the BRL/USD exchange rate in the period from January 2, 2004 through July 28, 2009 using historical data obtained from Bloomberg. The historical data on the Brazilian real is not indicative of the future performance of the Brazilian real or what the value of the Notes may be. Any historical upward or downward trend in the BRL/USD exchange rate during any period set forth below is not an indication that the BRL/USD exchange rate is more or less likely to increase or decrease at any time during the term of the Notes.

            Brazilian Real Exchange Rates

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to U.S. Treasury regulations governing contingent debt instruments generally (the “Contingent Debt Regulations”) and foreign-currency-linked contingent debt instruments specifically (the “Foreign Currency Regulations”). Each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Foreign Currency Regulations and the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Foreign Currency Regulations and the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Under the Foreign Currency Regulations, the rules applicable to debt instruments that provide for payments determined in part by reference to multiple currencies depend on the “denomination currency” of the debt instrument. Because the present value of the principal payment, which is a fixed U.S. dollar amount, is greater than the present value of the projected amount attributable to the Brazilian real, the denomination currency of the Notes is the U.S. dollar. The Foreign Currency Regulations provide that the Notes consequently will be taxed pursuant to the rules contained in the Contingent Debt Regulations.

Taxation of Interest.  A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of     %, compounded semi-annually (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. In addition, solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, a payment of $      at maturity (the “Projected Payment Amount”). The Projected Payment Amount is calculated as the amount required to produce the comparable yield, taking into account the Note’s issue price.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payment.

Each note will be issued at par. However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year although holders will receive no payments on the Notes prior to maturity.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for $10 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: $      in 2009; $      in 2010; and $      in 2011 (adjusted as described below).

Adjustments to Interest Accruals on the Notes.  If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the Contingent Debt Regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income, which will increase the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may exceed both the amount of Tax OID and the actual cash payments received.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the Contingent Debt Regulations equal to the amount of such deficit. This adjustment will reduce the U.S. Holder’s interest income on the Notes for that taxable year, which will decrease the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may differ significantly both from the amount of Tax OID and the actual cash payments received.

U.S. Holders should be aware that the information statements they receive from their brokers (on an Internal Revenue Service Form 1099) stating accrued original issue discount in respect of the Notes may not take net negative or positive adjustments into account, and thus may overstate or understate the holders’ interest inclusions.

Disposition of the Notes.  When a U.S. Holder sells, exchanges, or otherwise disposes of a Note (including upon repayment of the Note upon an early redemption or at maturity) (a “disposition”), the U.S. Holder generally will recognize gain or loss on such disposition equal to the difference between the amount received by the U.S. Holder for the Note net of any accrued but unpaid interest, which will be treated as such, and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above) and less the amount of any projected payments received by the holder according to the projected payment schedule while holding the Note (without regard to the actual amount paid). Any gain realized by a U.S. Holder on a disposition of a Note generally will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition generally will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if the U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding.  Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes.  All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding.  In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue Service

Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

Recent Legislative Developments.  The Obama Administration has recently proposed legislation that would limit the ability of non-U.S. investors to claim the exemption from U.S. withholding tax in respect of “portfolio interest” on the Notes, if such investors hold the Notes through a non-U.S. intermediary that is not a “qualified intermediary.” The Administration’s proposals also would limit the ability of certain non-U.S. entities to claim relief from U.S. withholding tax in respect of interest paid to such non-U.S. entities unless those entities have provided documentation of their beneficial owners to the withholding agent. A third proposal would impose a 20% withholding tax on the gross proceeds of the sale of Notes paid to a non-U.S. intermediary that is not a qualified intermediary and that is not located in a jurisdiction with which the United States has a comprehensive income tax treaty having a satisfactory exchange of information provision. A non-U.S. investor generally would be permitted to claim a refund to the extent any tax withheld exceeded the investor’s actual tax liability. The full details of these proposals have not yet been made public, although the Administration’s summary of these proposals generally indicates that they are not intended to disrupt ordinary and customary market transactions. It is unclear whether, or in what form, these proposals may be enacted. Non-U.S. holders are encouraged to consult with their tax advisers regarding the possible implications of the Administration’s proposals on their investment in respect of the Notes.

U.S. Federal Estate Tax.  A Note beneficially owned by a Non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $      principal amount of the Notes ( Notes) for $9.775 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of not more than $0.200 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of not more than $0.200 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $0.200 for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor, should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or (iii) the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986,a s amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b) if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Principal-Protected Notes

Based Upon the Brazilian Real

Due          , 20
$10 Principal Amount per Note
Any Payments Due from
Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.

Pricing Supplement
          , 2009
(Including Prospectus Supplement
dated February 18, 2009 and
Prospectus
dated February 18, 2009)